GENESIS TECHNOLOGY GROUP, INC.
                           7900 Glades Road, Suite 420
                              Boca Raton, FL 33434



                                    'CORRESP'


November 29, 2005

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

          Attention:     Linda van Doorn
                         Josh Forgione

          Re:  Genesis Technology Group, Inc. (the "Company")
               Form 10-KSB for the year ended September 30, 2004
               Form10-QSB for the quarter ended December 31, 2004
               File Number 333-86347

Ladies and Gentlemen:

          The Company is in receipt of the Staff's letter of comment dated March 18, 2005 pertaining to the Company's Form 10-KSB for the year ended September 30, 2004 and Form 10-QSB for the quarter ended December 31, 2004. Following are the Company's responses to the Staff's comments.

FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004

FINANCIAL STATEMENTS AND NOTES

MARKETABLE EQUITY SECURITIES, PAGE F-9

     1. Please tell us and revise future filings to clarify that your available for sale investments are recorded at fair value and further clarify how fair value is determined when the securities are not publicly traded and do not have a quoted market value. Further, clarify the nature of the restrictions on certain of these investments and how those restrictions are considered in your valuation process. Also describe to us your accounting policy for determining other than temporary impairments and include that policy and additional disclosure, if any, in future filings.

RESPONSE: We revised our future filings and included the following disclosure in our notes to consolidated financial statements:

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Page 2

     MARKETABLE EQUITY SECURITIES

     Marketable equity securities consist of investments in equity of publicly traded and non-public domestic and foreign companies and are stated at market value based on the most recently traded price of these securities at June 30, 2005. All marketable securities are classified as available for sale at June 30, 2005. Unrealized gains and losses, determined by the difference between historical purchase price and the market value at each balance sheet date, are recorded as a component of Accumulated Other Comprehensive Income in Stockholders' Equity. Realized gains and losses are determined by the difference between historical purchase price and gross proceeds received when the marketable securities are sold. Restricted marketable equity securities are shown as long-term assets. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis. For marketable securities for which there is an other-than-temporary impairment, an impairment loss is recognized as a realized loss.

          As further explanation, we do not have any securities that are not publicly traded and do not have a quoted market price. All of our marketable equity securities are traded on an organized trading exchange. Accordingly, under SFAS115, fair value of our equity securities is considered to be determinable if it is quoted in an organized trading exchange or in over-the counter trading.

          Certain marketable securities on hand are restricted under Rule 144 under the Securities Act of 1933. We valued these restricted securities at the time of grant at fair value based on the most recent quoted trading price. At the time of issuance of our respective financial statements, the Company had no knowledge of any material adverse impact on the financial condition and near-term prospects of any our investments in marketable securities.

          According to EITF 03-1, a security is impaired when its fair value is less than its carrying value, and an impairment is other than- temporary if the investor does not have the "ability and intent" to hold the investment until a forecasted recovery of its carrying amount. EITF 03-1 holds that the impairment of each security must be assessed using the ability-and-intent-to-hold criterion regardless of the severity or amount of the impairment. The Company has always intended to hold its investments in marketable securities on a long-term basis and the Company is able to retain its investment in marketable securities for a period of time sufficient to allow for any anticipated recovery in market value.

          Paragraph 16 of SFAS 115 and SAB Topic 5M provide that numerous factors must be considered, including the following, in determining whether a decline in value requires a write-down to a new cost basis for an individual security, which we considered:

               o The length of time and extent to which the market value has been less than cost;

               o The financial condition and near-term prospects of the issuer, including any specific events that may influence the operations of the issuer (e.g., changes in technology, or the planned discontinuance of a line of business); and
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Page 3
               o The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

          We received our interests in marketable securities for service rendered. Prior to accepting marketable securities, we analyze the respective companies trading history, trading volume and management. At the time of the issuance of our financial statements, the Company analyzed the trading volume of our security interest as well as other information. At the time of issuance of our respective financial statements, the Company had no knowledge of any material adverse impact on the financial condition and near-term prospects of our respective marketable equity security holdings.

NOTE 3 - ACQUISITION, PAGE F-14

     2. Please clarify to us in a supplemental response why you did not file a Form 8-K related to your acquisition of Extrema on September 8, 2004 to provide historical and pro forma financial statements related to this acquisition.

RESPONSE: After our internal review, we noted that we did not file the required Form 8-K related to the acquisition of Extrema LLC on September 8, 2004 and we did not provide the necessary historical and pro forma financial statements related to this acquisition as required under Item 310 of Regulation SB-2.

We considered Item 310 (c) and (d) of Regulation S-B with respect to the acquisition of Extrema, Accordingly, we are filing this Form 8-K on the date of this letter to disclosure the required information related to the acquisition of Extrema LLC.

          We note that:

          o We are responsible for the adequacy and accuracy of the disclosure in the filings;

          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

          o We may not asset staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

          We trust the foregoing sufficiently responds to the Staff's comments. If you have any further questions or comments, please contact the undersigned at 954-610-4188.

                                        Very truly yours,


                                        /s/ Adam Wasserman
                                        Adam Wasserman
                                        Chief Financial Officer